EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollars in Millions)

(Unaudited)

Three Months Ended March 31, 2009
Earnings:
Income before income taxes	$790.2
Add:
Interest on indebtedness and amortization of debt expense and discount or premium	22.7
Portion of rents representative of interest factor	15.3
Less:
Gain on equity investments	(0.8)

Income as adjusted	$827.4

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	22.7
Portion of rents representative of interest factor	15.3
Capitalized interest	3.3

Total fixed charges	$41.3

Preferred Dividends:
Dividends on Preference Stock	$9.1

Ratio of earnings to fixed charges	20.0

Ratio of earnings to fixed charges and preferred dividends	16.4